Filed by Fifth Third Bancorp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MB Financial, Inc.

SEC File No.: 001-36599

Filer’s SEC File No.: 001-33653

Date: September 12, 2018

FifthThirdBancorp

September 12, 2018

08:15 AM EDT

Matt:	Hi, everyone. I’m Matt Tessler (ph) and I work on Jason Goldberg’s team. We are very pleased to welcome back Fifth Third. From the company we have Greg Carmichael, President and CEO; Tayfun Tuzun, CFO; and Jamie Leonard, Treasurer. We find this presentation very timely as Fifth Third has had a very active year. They recently announced the acquisition of MB Financial and a new branch optimization strategy.

This also marks the two-year anniversary of its revenue expenses initiative, Project NorthStar, which was announced here at our 2016 September Global Financial Conference. With that, I will hand it over to Greg.

Greg Carmichael:	Good morning and thank you for joining us today. Before talking about our business and our strategy, I want to take a moment to acknowledge a tragic event that occurred last Thursday at our headquarters in Cincinnati, Ohio. Several members of our Fifth Third family were impacted with three innocent lives lost in the shooting. We are very appreciative of the heroic efforts of the Cincinnati Police Department, the first responders, medics, and many others including our own employees who helped prevent additional loss of life.

We have also received an outpouring of support from the community and we are grateful for that. I would like to thank the entire Fifth Third family for being there for each other during this time of healing. Cincinnati is close-knit community and I know we’ll prevail and be stronger.

Now turning to our business and my prepared remarks, I’ll give you a brief overview of our bank and provide an update on three key strategic priorities. After my prepared remarks, Tayfun Tuzun, our CFO; Jamie Leonard our Treasurer who’s also leading our MB Financial integration; and myself will be happy to take any of your questions. Before I go any further, I want to provide you or remind you to please review the cautionary statements regarding forward-looking information in our presentation and a cautionary legend (ph) on slide 2.

As slide 3 depicts, we have a focused 10-state retail branch footprint and maintain a very strong competitive position in all of our markets. We leverage our economically diverse footprint and the strength of our brand to build and deepen relationships with our commercial and retail customers. Outside of our retail footprint, we also have commercial banking offices, including middle market lending and corporate banking, located in major cities throughout the US. Keeping the customer at the center of everything we do is central to our core values.

To that end, we are pleased to be recognized by Kiplinger’s as the Best Regional Bank as well as runner up for Best Bank for High Net-Worth Families. We were the only bank to be named in both categories in the entire US based on the strength of our offering. We have also received recent accolades across other areas of our franchise, including our wealth and asset management business, our middle market lending group, and for our consumer digital initiatives.

At Fifth Third, we are focused on three key strategies, priorities which will allow us to achieve our financial and strategic objectives. First, we are focused on completing our remaining NorthStar initiatives. We announced NorthStar in late 2016 along with the financial targets that we expect to achieve after completing the NorthStar Program. As we have said before, the vast majority of the projects have been completed. We expect to more fully realize the benefits over the rest of 2018 and 2019. I’ll discuss some of the key initiatives that have already been implemented and touch on some areas where we have work left to do through the remainder of 2018.

Our next priority is to successfully complete the MB Financial transaction, which is currently expected to close in the first quarter of 2019. With the NorthStar implementation work behind us in 2018, we can focus on ensuring that the integration of MB proceeds smoothly. We remain confident in our ability to realize the expense and revenue synergies that we have previously announced.

Our third priority is to pursue profitable organic growth opportunities across all of our businesses. One of the key initiatives is to optimize a portion of our branch network in order to generate what we are calling smart scale. This initiative is expected to help drive improved household, deposit, and revenue growth across our franchise.

Slide 5 provides a list of completed NorthStar initiatives. In our commercial business, our client experience initiative and our new digital capital markets platform called Vision 2020 give us the ability to better serve clients and grow revenue faster. It also elevates us as an employer of choice with the best talent in our commercial business.

In our consumer business, we have been very successful scaling our personal lending partnership and organic growth rollout with strong risk controls. We’re also very excited about the current household growth momentum in our consumer business. Our investments in analytics are paying off and we believe that this competitive advantage will be a differentiating factor in deposit growth.

We will focus on completing the few remaining NorthStar initiatives over the next few months. We are continuing to invest in our middle market lending activities and we are actively looking to expand into new geographies. We’ll also be rolling out some additional enhancements to our new financial risk management platform to help improve the client experience in our capital markets business.

Initially one of the most noticeable financial benefits was our decision to optimize our balance sheet. While many other banks focused on growing their loan portfolios more aggressively, we decided to concentrate our focus on growing profitable relationships while enhancing the resiliency of our balance sheet. Over the last two years, we deliberately exited $5 billion in commercial loans and additionally reduced our indirect auto portfolio by $3 billion. Also with the lowest CRE outstanding as a percentage of total risk-based capital among our peers, we remain disciplined in our approach to commercial real estate lending at this point in the cycle.

With our strong capital liquidity levels, we believe we are well-positioned to outperform peers through the cycle. In total, and within each of the three largest loan categories of C&I, CRE, and residential mortgage loans; we have meaningfully improved our projected credit performance under the Fed’s CCAR loss model since 2015 compared to our peers. This reflects the impact of the steps we have taken to increase the resiliency of our balance sheet and outperform through the credit cycles.

With the majority of the NorthStar work behind us, we remain confident about achieving our standalone NorthStar targets. Slide 7 shows our anticipated progress from the first half of 2018 through the fourth quarter of 2019, where we are the showing the same ROTCE, ROA, and efficiency targets that we discussed in July. As a comparison, we are also providing the original targets. As you can see, since the initial NorthStar rollout in 2016, we raised our regional ROTCE target by more than 300 basis points, to reflect the benefit of higher interest rates and tax legislation. We also provided enhanced targets with the addition of MB’s expected results.

Positive momentum across our franchise is giving us even more confidence that we can achieve these financial metrics. In the second quarter, corporate banking originations reached an all-time high and our middle market lending business generated the highest level of production in three years. As a result of our process reengineering initiatives, our relationship managers are more productive and our efforts are beginning to pay off. Record corporate banking revenue in the second quarter reflected improved product and service capabilities under Project NorthStar and the benefit of strategic acquisitions. We believe that recent performance is sustainable and we expect to build on that success.

Lastly, we recently announced additional actions that are expected to further improve our efficiency. The largest component was announced on our last quarter’s earnings call, where we reduced our annual personnel expense by approximately $80 million by focusing on back office and support efficiencies. As we have communicated before, the benefits of these actions will be fully realized in 2019. As a result of these and other efficiency improvements, we currently expect expenses in 2019 to only grow approximately 1% over our 2018 expenses. Combined with the expected benefits of MB Financial, our full year 2020 targets remain unchanged: an 18-plus percent ROTCE, ROA at 1.55% to 1.65%, and efficiency ratio excluding low-income housing expense in a low 50% range.

I would like to spend some time discussing the MB Financial acquisition and the strategic rationale for the deal, which we believe is extremely compelling. When assessing a transaction, we always start with ensuring that there is a strong cultural fit. That we share the same core values, that they have the same customer focus that we do. We only proceed if the answer is a resounding yes to both these questions. MB and Fifth Third have a very compatible culture. In fact, cultural alignment is what gave the MB Board of Directors the confidence to unanimously approve our offer, even though we were not the highest bidder.

We’re also bringing over an experienced team committed to leading the combined franchise with eight of the top 13 Chicago executives coming from MB Financial when the deal closes. By combining two franchises with highly compatible cultures, retaining key leaders and leveraging our complementary strengths, we are confident that attrition in client and relationship managers will be limited. We are happy to report that there have been no departures of key leaders or bankers since the announcement. On a pro forma basis, we will rank number two in the retail deposits and number two in middle market relationships in the third largest MSA in the US. This will open up more opportunities for us, as Chicago has twice the number of middle market firms compared to our second highest market.

From an integration standpoint, we are progressing as planned. We have submitted all of our regulatory applications and are awaiting feedback. The MB shareholder vote is scheduled for next week and we are very optimistic, given the recommendations from proxy advisors. We believe this is a low-risk integration relative to the past Fifth Third acquisitions and compared to recent deals done by our peers. Aside from being a single market acquisition comprising less than 15% of our size, we believe this transaction has low integration risk due to a number of actions that we have recently taken.

First, as I mentioned, we are going to be tapping into the combined strength of both companies and retaining a majority of the MB leadership, which will be led by Mitch Feiger as our Chicago CEO and Chairman. Second, we have detailed plans to facilitate a seamless integration. System convergence will commence immediately following the close. From an IT system standpoint, the vast majority of the core systems will migrate to Fifth Third technology, which reduces the complexity of the integration.

We continue to expect to close in the first quarter of 2019, pending customary approvals. From a financial perspective, we continue to have confidence in our ability to generate $255 million in annual cost savings with synergies coming primarily from branch consolidations and overhead elimination in back office functions. Our capital plans have not changed. With our CCAR resubmission work in process, we expect to resume our share buyback activity after our third quarter earnings release in October.

The MB transaction not only improves our position within the Chicago MSA, it also improves the profile of our total franchise. After the deal closes, we will have nearly 70% of our deposits in markets where we have a top-three share, significantly above the next-highest peer. This is very significant, as we believe that a top market position remains one of the single biggest drivers of future deposit and household growth. In fact, Fifth Third and our peers experience a 30% to 50% increase in deposits per branch when a top-three position is achieved. We also expect to better leverage our marketing spend as we grow our market share. Also as a top bank in the markets, we expect to have stronger deposit pricing leverage.

The MB deal not only improves our top-three market share cost of franchise, it also increases the percentage of our total deposits in top-25 MSAs nationally. Large markets with high vitality scores and above-average population growth are likely to support higher deposit growth rates. While our first two priorities are focused on near and midterm execution, our third priority is designed to lift our financial performance well beyond the NorthStar horizon.

To achieve that, we strategically prioritize profitable organic growth in all of our business lines. For instance, in our middle market lending business we recently expanded into Orange County, California. We continue to assess other expansion opportunities in high-growth markets where we can add talented bankers who have a strong cultural fit with Fifth Third. We are also adding to our salesforce in wealth management, treasury management, and capital markets.

Also over the next 36 months, we plan to optimize approximately 10% of our retail network to further improve household deposit and revenue growth. We plan to close approximately 100 branches across our legacy Midwestern footprint, while opening roughly an equal number in our fast-growing Southeast markets. The branches will be 40% to 50% smaller in size compared to our legacy branches. The branch openings will be in markets with better deposit growth trends, higher expected population growth, and greater market vitality. Our realignment strategy does not include expansion into new markets. We are only adding branches in existing markets that we know very well and where we have the right leadership in place with a proven track record of success. These markets include Charlotte, Raleigh-Durham, the northern wedge of Atlanta, Nashville and several markets within our Florida footprint.

While strategically increasing our branch presence with more efficient and more automated branches, we believe we can offer greater convenience and even better customer experience. We have leveraged our geoscience capabilities to help optimize these branch locations. We expect this strategy to drive faster growth in households and deposits overall. And we believe that building smart scale in core markets remains the best way to generate profitable long-term growth. I want to reiterate that our digital architecture also allows us the flexibility to expand our retail franchise (inaudible) footprint if we so choose.

In summary, we have three primary priorities in front of us. First, finish the few remaining areas of work under Project NorthStar. Second, successfully integrate and realize the benefits from the MB acquisition. Third, continue to position the company to pursue profitable organic growth opportunities, including optimizing our retail network to achieve more scale. These three priorities highlight our focus on creating long-term shareholder value. With that, I’ll open it up to Matt to start the polling questions. Thank you very much.

Matt:	Thank you, Greg. Before we do Q&A from the audience, why don’t we do the first ARS questions? Just to remember, the first two are the same for every company across the conference. So let’s go to number one.

Do you own this stock? 1, yes overweight; 2, yes market weight; 3, yes underweight or net short; 4, no.

Very similar to last year, more overweight this year, 20% versus 12%. Good. Let’s go to number two.

If you currently don’t own the shares of Fifth Third or are underweight the stock, improvement in which of these factors would be the most influential in making you change your mind? 1, loan growth; 2, NIM; 3, fee income; 4, expenses; 5, dividend; 6, share repurchase; 7, valuation.

2, NIM and 4, expenses. I guess touch on expenses for a second. You in your presentation spoke about how next year core expenses are going to grow 1% or less. I’m curious, what factors are going to kick in? I know NorthStar investments are going to be completed by the end of 2018. But should the full benefit be realized in 2019?

Tayfun Tazun:	Investments obviously will continue, because the financial impact of especially some of the IT investments have a longer leg that will continue to flow into 2019 and 2020. At this point, the actions that we have taken earlier this year with respect to the reduction in total compensation, which Greg mentioned in his remarks, the $80 million; and continued NorthStar related expense actions which include also some of the procurement area savings; will clearly impact the year-over-year growth. And against that, we have a natural sort of increase in total compensation related to wage inflation and merit increases. But when we put that all together, we thought that the 1% number looked good. In that number we still have a significant increase in IT expenses, given all the NorthStar related expenses.

So our goal continues to be operating leverage, positive operating leverage, just as we will achieve this year, we intend to hit our targets for next year which then build up towards the NorthStar performance goals in 2019.

Matt:	Got you. Then let’s go to next couple of ARS questions. I think they tied well into Greg’s presentation. How do you view the recently announced MBFI acquisition? 1, strategically and financially compelling; 2, strategically compelling but financially unattractive; 3, don’t understand strategic rationale but paid a fair price; 4, don’t understand strategic rationale or price paid; 5, too early to pass judgment on.

Two, I guess, can you just talk about the Chicago market and how competitive it is and why scale is so important?

Greg Carmichael:	First off, the Chicago market is very competitive. And when we think about the market opportunities and you look at Chicago being the third-largest MSA, you look at the middle market customer opportunities in there which is really the heart and soul of Fifth Third Bank with respect to profitability in our commercial business, although obviously large corporates remain important, middle market is very attractive for us. In the Chicago market, they’ve got over 6,000 middle market clients in that market. MB Financial does a fantastic job of serving that market and their capabilities. So when you look at that, you could add up our top four largest markets, we wouldn’t have that opportunity in middle market banking anywhere if you include our top four together combined to the size of what Chicago is. So it’s a very attractive market from that perspective.

As I mentioned in my prepared remarks, we’ll be the number two in retail deposits, the number two in commercial middle market lending. That scale is extremely important to allow us better leverage of our investments in areas of marketing, our personnel investments. We’re going to leverage significantly the best of both franchises, in that space the individual running MB Financial middle market where we lead the middle market group for Fifth Third. So it’s a competitive market but it’s also a very attractive market. And when we partner with a great franchise in the Chicago market that scale gives us a competitive advantage, as we bring our product offerings such as capital markets, wealth asset management; our strong retail capabilities in preferred and so forth. When you combine the two, it’s a very compelling franchise that we think will be differentiating and allow us to be successful in that market.

Matt:	Got you. And let’s go to the next ARS. How confident are you that Fifth Third will achieve its 2020 targets of an 18% plus ROTCE, a 1.55% to 1.65% ROA, with a low 50% efficiency ratio? 1, very confident; 2, pretty confident; 3, unsure — need to see more progression; and 4, not confident.

Three, unsure. I guess execution risk is a fear from investors, just because you have so many moving pieces between the branch optimization, Project NorthStar and MB Financial. What gives you guys confidence that you can achieve it all?

Greg Carmichael:	First off, the current performance, organic performance that I mentioned, we’re very confident and very comfortable in the performance that we’re seeing today. Look at our middle market. It’s one of the most robust pipelines we’ve seen in three years, record level of capital markets performance last quarter, record performance in wealth and asset management. So the core franchise, we feel very comfortable with. It’s obviously providing a lot of that support for those numbers we put up there. We talked about expenses next year, being 1% or less. That’s extremely important. We fully expect to achieve that.

And you look at the MB integration. What we’ve seen so far, the opportunities that we have identified for expense synergies; we are very comfortable we can get those expense synergies. We have a line of sight to the $255 million. In addition to that, we haven’t talked about our build into the financials. But we believe there’s $60 million to $75-plus million in PTI revenue synergies that will be harvested over the next three years that we think are very real. So our ability and comfort level to execute against that is extremely strong. I also remind you of a couple things.

One is NorthStar is substantially complete. The couple remaining items will be done in 2018. That positions us well to support the integration of MB Financial. So from a risk position, we’re very well staged to put both these implementations— NorthStar to bed and then start the MB integration. The branch rationalization is just business as usual. That’s over three years. We continue and have been — we were one of the first regional banks, large banks to go out there and lean back. We’ve eliminated 14% of our branch network. So we know how to do this extremely well. And it’s really just repositioning some of the legacy markets into the higher growth markets. And we have a very talented team that knows how to execute against that play extremely well. We have very advanced modeling. So we make sure we don’t impact household or deposit growth in those markets that we’re reducing our franchise. So that’s a team that knows how to do that very well and that’s more business as usual.

So we think our ability to execute, completing NorthStar this year, turning into the MB integration early next year whilst the team that works on our branch rationalization continues to focus on those opportunities. We think it’s very manageable.

Matt:	Got you. Does anyone in the audience have a question? Just a reminder, Fifth Third does not have a breakout. Pretty shy. Is there one? Back left.

Unidentified Audience Member:	Hi. I just wanted to hear on the deposit side if you could — wondering if you could talk a little bit more about the trends you’re seeing so far and just in terms of compared to the first couple of quarters. Obviously deposit betas have been a hot topic. So if you could just expand a little bit about what you’re seeing there and how you see that playing out for the rest of the year, thank you.

Jamie Leonard:	Yeah, coming off our July earnings call, we received a lot of questions from the investor community about the increase in DDA migration that occurred in the second quarter for Fifth Third and in particular how that compared to past trends as well as the peers. And at the time we said we had adjusted our earnings credit rate and did a step-up function. So our earnings credit rate had a 45% beta during the second quarter. But then we would expect that migration to then be more muted the back half of the year. We continue to think that that will occur and that’s what we’re seeing in the trends. So from an earnings credit and DDA migration, things are progressing nicely. And then on the interest rates, we said that betas would be elevating with each successive Fed rate hike. We continue to expect betas in the 50% range and again, that’s also our guidance as we sit here looking at the back half of 2018.

Matt:	Someone else? Yes, right here.

Unidentified Audience Member:	I’ll continue with the deposit question. So some of the larger peers have talked about going forward with a digital strategy coming into some of your markets. Kind of one, have you seen any impact so far? Two, what are your thoughts about Fifth Third pursuing this strategy? You mentioned you chose not to, but you do have the capability. And then three, kind of what do you think about that strategy just generally from some of your larger peers?

Greg Carmichael:	I’ll start and I’ll throw it over to Jamie. First off, we’ve had on the consumer side of the house, we feel very comfortable with the performance that we’re seeing in our ability to gather deposits. Household growth is at 4%, which is significantly higher than the industry average. Our deposit growth is strong. We think we’re doing an extremely good job in our in-state retail footprint gathering deposits. Our systems capabilities, we continue to enhance those capabilities. We can go out of footprint if we determine that’s the better way of gathering those deposits. Today we believe we have the right deposit strategy. We’re having success. The advances we’ve made in some of our marketing analytics is driving tremendous outcomes in the area of household growth in deposits. So right now from a cost perspective, we think we’re approaching the deposit gathering in the most efficient way and at this point, to go outside of our market for single relationship, hot money type of deposits and pay up for it doesn’t make sense for Fifth Third.

If we deemed that opportunity makes sense for us, we’re positioned to take advantage of that with our infrastructure. As you know, Fifth Third has been very aggressive in building out our digital capabilities, as evidenced by Tim Spence, who runs our digital and strategic group, for us being recognized as Digital Banker of the Year last year. So we’re very, very comfortable with where we’re at today. But we’re not taking our eye off the ball either. So Jamie, is there anything you want to add?

Jamie Leonard:	Yeah. As Greg mentioned and maybe it gets back to the very first question in the polling which was what would the room like to see to improve valuation. And the answer was NIM expansion. I mean we feel the same way inside the company, which is why we have really four initiatives we’ve been working on to improve deposit gathering. Because with NIM expansion in this environment, you’ll see several basis points of expansion per Fed hike. But really to get additional expansion, it’s going to come from outperforming along the deposit side. So the four initiatives we have in place to improve our deposit performance really come from one of the areas that Greg mentioned, the improved analytics. It’s been very successful. You’ve seen that as generating a lot of household growth for Fifth Third.

Those analytics are driven both by rate offers and cash bonus offers that are really tuned to the behavior patterns and the demographics of the individuals receiving the mailings. Three, we’ve increased our preferred bankers, the salesforce, within 100 of our 1,100 or so branches and that program has been very successful in driving deposit acquisitions in households with over $100,000 in liquid or investable assets. And then the fourth play on deposits, as Greg highlighted in the prepared remarks, the migration of 100 branches from the Midwest to the Southeast. And combined with the fact that we’re already in those markets and we think not only will the new branches generate deposit growth, but it should improve also the performance of deposits in the roughly 300 branches in the Southeast today.

Matt:	With the branches that you’re closing in the Midwest, what do you expect retention will be and how important is digital in retaining them?

Greg Carmichael:	First off, digital is important, once again, to enable our customers to bank anywhere at any time that they want. So the digital, our digital adoption has been as strong as the rest of the industry. 65% of our customers use our mobile capabilities, digital capabilities. 35% ironically still only go to a branch. That’s just some of the dynamics we’re going to deal with for quite some time going forward. So we believe that the digital strength is that. But also if you look at the branches that we’ve eliminated, like I said, we pruned out 14% of our legacy branch network. We don’t need that density because of our digital capabilities and the strength of those capabilities. For basic transactions, you’re seeing a lot less foot traffic. People want to come to the branch when they an issue. They’re looking for advice when it’s a big purchase, they want to talk to somebody. So it’s still important, but the digital enhances that.

When you go back and what we modeled was a 1% attrition rate in households in deposits. That’s what we’ve roughly seen. And it’s because we take — we look at over 50 variables before we decide to consolidate a branch or close a branch. So we’re very careful to make sure we can service those customers in those markets. But you have to remember those legacy markets in the Michigans, the Ohios, the Indianas; we just don’t need the density we had in the past, because are willing to drive a little bit further if necessary, but they still want access.

If you look at our Southeast markets, we went into those markets through acquisitions in 2005, ’06, and 07. Coming out of the crisis, we weren’t able to expand in those markets smartly. We’re taking that opportunity now because we have a lot of success in those markets. We’ve got great teams, strong household growth, strong deposit growth; we just need more distribution in that market to more accurately serve that market and improve the total value franchise that we have (inaudible) to better leverage some of our investments in talent and marketing. So that’s the play we’re putting forth and we know how to do it very well, so we’re not concerned about attrition in our legacy footprint. We know how to do that. We’ve seen that already in action. We’ll be very careful in how we get that right, because we want to take care of our customers. But we also want to make sure that we’re feeding and properly investing in our higher-growth markets that we always intended to do.

Matt:	Any more questions? Right here.

Unidentified Audience Member:	Can you please share some thoughts around the loan growth environment for second half versus first half?

Greg Carmichael:	Do you want to take that one, Tayfun?

Tayfun Tuzun:	As we discussed in July during our second quarter earnings, there are a few items that are positively impacting our net loan growth. One is our $5 billion of exits in commercial are behind us, which in 2017 impacted our net growth numbers negatively. So that’s behind us. We are seeing very good commercial, middle market commercial activity due to the redesign of our commercial mid office process. The pipelines into the second quarter look very strong and we projected a very healthy loan growth for the third quarter. That in general we are projecting that into the second half of the year. Overall corporate banking is growing nicely. So relative to the last two years, our guidance suggests that we would achieve a little bit better loan growth and that forecast still stands at this time.

On the consumer side, the auto, indirect auto business is doing well. We’ve increased our originations to $4 billion this year. And that portfolio sometime during the first half of this year is going to reach its trough, since the original — the legacy portfolio has now gone down to about $8 billion to $8.5 billion. So sometime next year that portfolio should start growing. We are seeing growth in our credit card business. I think we’re growing that — by the end of the second quarter we were growing that by about 7% clip (ph) on an annualized basis. So both on the commercial side as well as on the consumer side, there are some sort of dynamics that will lift our loan growth going forward above our sort of recent history probably.

Matt:	I know as part of NorthStar you’ve overhauled your mortgage system. The environment has been pretty pressured. Do think in a better environment that would show through?

Tayfun Tuzun:	Look, the mortgage business is extremely challenging, the gain on sale margins are at very low levels and this year’s mortgage season disappointed from an originations perspective. I do believe that the new loan origination system is going to make a difference for us, as it is going to improve customer service and process time. So we are expecting an uplift both in our retail and direct business, as well as our corresponding channel from an origination level perspective. We are also expecting a 10% to 15% decrease in per-loan origination costs. So combined, our expectation is that next year’s mortgage environment is going to look better for us. Whether or not the market improves remains to be seen. In addition to that, we’ve also been buying mortgage servicing rights, as we have pretty much unlimited capacity there and that is going to also boost earnings in mortgage. It’s not necessarily going to be the best mortgage performance. But we are expecting an uplift next year over this year.

Matt:	Anyone else from the audience? No breakout. Good, okay. Thank you.

Greg Carmichael:	Thank you.

Jamie Leonard:	Thank you.

Tayfun Tuzun:	Thank you.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Fifth Third Bancorp has filed with the SEC a Registration Statement on Form S-4 that includes the Proxy Statement of MB Financial, Inc. and a Prospectus of Fifth Third Bancorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Fifth Third Bancorp and MB Financial, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Fifth Third Bancorp at ir.53.com or from MB Financial, Inc. by accessing MB Financial, Inc.’s website at investor.mbfinancial.com.

Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Fifth Third Investor Relations at Fifth Third Investor Relations, MD 1090QC, 38 Fountain Square Plaza, Cincinnati, OH 45263, by calling (866) 670-0468, or by sending an e-mail to ir@53.com or to MB Financial, Attention: Corporate Secretary, at 6111 North River Road, Rosemont, Illinois 60018, by calling (847) 653-1992 or by sending an e-mail to dkoros@mbfinancial.com.

Fifth Third Bancorp and MB Financial, Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of MB Financial, Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding Fifth Third Bancorp’s directors and executive officers is contained in Fifth Third Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 6, 2018, which are filed with the SEC. Information regarding MB Financial, Inc.’s directors and executive officers is contained in its Proxy Statement on Schedule 14A filed with the SEC on April 3, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Fifth Third Bancorp’s and MB Financial, Inc.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Fifth Third Bancorp’s and MB Financial, Inc.’s reports filed with or furnished to the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval of the merger by MB Financial, Inc.’s stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the businesses of MB Financial, Inc. or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Fifth Third Bancorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.